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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 5
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                              ----------------

                                  METALINK LTD.

                                (Name of Issuer)
                 Ordinary A Shares, par value NIS 0.10 par share
                         (Title of Class of Securities)

                                  M 69897 10 2
                                 (CUSIP Number)

                                  Tzvi Shukhman
                                  Metalink Ltd.
                               Yakum Business Park
                               Yakum 60972, Israel
                                 972-9-960-5388
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 5 Pages)


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---------------              -------------------------------------------------
CUSIP No.     M 69897 10 2                13D                      Page 2 of 5
-------------              -------------------------------------------------
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---------------- --------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                    Tzvi Shukhman
                    I.R.S. IDENTIFICATION NO.                              N/A
                    OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------- -------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a) [  ]
                                                       (b) [  ]
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        3           SEC USE ONLY

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        4           SOURCE OF FUNDS:                   PF

---------------------------------------------------------- -------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL
                    PROCEEDINGS IS REQUIRED PURSUANT
                    TO ITEM 2(d) OR 2(e):                     [  ]
-------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Israel

---------------------------- -------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:           5,932,921
           SHARES
                               -----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                 0
          OWNED BY
                               -----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:       5,932,921
          REPORTING
                               -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:           0

------------------- ----------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY
                    OWNED BY REPORTING PERSON:                       5,932,921

------------------- ------------------------------------ -------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT
                    IN ROW (11) EXCLUDES CERTAIN SHARES:                  [  ]

------------------- ------------------------------------- -------------------
        13          PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11):                            [30.78]%

------------------- ----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- ----------------------------------------------------------

Item 1.           Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the "Schedule 13D") relates to ordinary A shares, par value NIS 0.10 per share (the "Ordinary Shares"), of Metalink Ltd., an Israeli company (the "Company"). The principal executive offices of the Company are located at Yakum Business Park, Yakum 69072, Israel.

Item 2.           Identity and Background.

The name of the person filing this statement is Tzvi Shukhman ( the "Reporting Person").

The Reporting Person addresses is:

Tzvi Shukhman --  c/o Metalink Ltd., Yakum Business Park, Yakum 60972, Israel

Mr. Shukhman is the Chief Executive Officer and Chairman of the Board of Directors of the Company.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

The Reporting Person is a citizen of the State of Israel.

Item 3.           Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Mr. Shukhman in making the purchase of 17,000 Ordinary Shares referred to in Item 5(c) of page 3 hereof was approximately $73,270. The source of such funds was the personal funds of Mr. Shukhman.

Item 4.           Purpose of Transaction.

                  This filing is being made to reflect Mr. Shukhman's holdings as of December 31, 2004.


With respect to the report of shares acquired, Mr. Shukhman has acquired the Ordinary Shares for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

Mr. Shukhman is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Accordingly, the Reporting Person will be in a position to influence the operations and activities of the Company.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

(a) The response of the Reporting Person to Rows (11) through (13) of page 2 of this statement on Schedule 13D is incorporated herein by reference.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of page 2 of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) During the last 60 days, Mr. Shukhman purchased, through open-market transactions executed on the Nasdaq National Market, 17,000 Ordinary Shares on November 1, 2004 at a price per share of $4.28, at an aggregate price of $73,270.

Except as set forth in this Item 5, the Reporting Person has not had any other transaction in the Ordinary Shares that were effected during the past sixty days that has not previously been reported.

Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

N.A.




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2005




                                                     Tzvi Shukhman